ATEL Growth Capital Fund 8, LLC
600 California Street, Sixth Floor
San Francisco, CA 94108

August 15, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL Growth Capital Fund 8, LLC (the "Company") SEC File No. 333-178629

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of its registration statement on Form S-1 be accelerated to August 20, 2012, or as soon thereafter as practicable.

In that regard, the undersigned registrant hereby acknowledges that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ATEL Growth Capital Fund 8, LLC

By: AGC 8 Managing Member, LLC, Manager

By: ATEL Management Services, LLC, Manager

By: /s/ Dean L, Cash
Dean L, Cash, President

ATEL SECURITIES CORPORATION
600 California Street, Sixth Floor
San Francisco, CA 94108

August 15, 2012

BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL Growth Capital Fund 8, LLC (the "Company") SEC File No. 333-178629

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of its registration statement on Form S-1 be accelerated to August 20, 2012, or as soon thereafter as practicable.

In this connection, and pursuant to Rule 418(a)(7), we hereby advise you as follows with respect to the distribution of preliminary prospectuses:

(i)	the preliminary prospectuses were dated December 20, 2011, February 10, 2012, July 5, 2012, July 26, 2012 and August 13, 2012;
(ii)	the preliminary prospectuses were distributed during the period from approximately December 20, 2011 to the date hereof;
(iii)	the preliminary prospectuses were furnished to approximately 40 broker-dealers as prospective members of the selling group;
(iv)	a total of approximately 40 of each of the preliminary prospectuses were distributed to such broker-dealers;
(v)	except as set forth herein, no other preliminary prospectuses were distributed to any person; and
(vi)	the registered securities will be offered and sold only by means of the final prospectus.

We undertake in connection with the subject offering to comply in all respects with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, and to take all reasonable steps to assure that participating broker-dealers comply therewith, and, further, to take all reasonable steps to assure

Securities and Exchange Commission
August 15, 2012

that no subscriptions are accepted from any person until at least 48 hours after such person has received a copy of the final prospectus.  The undersigned will not accept as binding on the purchaser any executed contract for the purchase of the securities covered by the above-referenced registration statement until at least 48 hours after such purchaser has been furnished a copy of the final prospectus.

Very truly yours,

ATEL Securities Corporation

By: /s/ Dean L, Cash
Dean L, Cash, President